VIA EDGAR AND OVERNIGHT MAIL

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-3561

October 3, 2011

Attention:	Ms. Mara L. Ransom, Esq.

Re:	GameStop Corp. (the “Company,” “GameStop,” “we” or “our”)
Form 10-K for the Fiscal Year Ended January 29, 2011
Filed March 30, 2011
Definitive Proxy Statement on Schedule 14A
Filed May 16, 2011
File No. 001-32637

Dear Ms. Ransom:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated September 21, 2011. For your convenience, we have repeated and numbered each paragraph to correspond to the numbered comment set forth in the Staff’s comment letter.

Definitive Proxy Statement on Schedule 14A

Long-term Incentive Awards, page 19

1.	We note your response to comment five in our letter dated August 1, 2011. Please confirm to us that when discussing the responsibilities and contributions of each of your named executive officers, such discussion will be specific and reference actual achievements. A general statement similar to the one included in the last paragraph of such response is insufficient.

Company Response:

We confirm that in future filings, that when discussing the responsibilities and contributions of each of our named executive officers, such discussion will be specific and reference actual achievements.

Cash Bonus Related to Vesting of Restricted Share Grants, page 20

2.	We note your response to comment six in our letter dated August 1, 2011 and the discussion in Part 2 of such response that the bonus is granted based on performance in the prior fiscal year and for retention value to you. We also note the statement that the bonus is “earned and paid” over the vesting period. Please revise this subsection to address the retention aspect of such bonus. Please clarify, if correct, that a named executive officer “earns” such bonus by remaining employed with you through the vesting period and did not “earn” such bonus based on his performance in the prior fiscal year. Currently, the disclosure implies that such bonus is based solely on performance in the prior fiscal year. For example, in “—2010 Grants,” you state that “[t]he Compensation Committee…granted…cash bonuses for fiscal 2010 based performance in fiscal 2009. We also note the statement in Part 3 of your response that the bonus is not based on performance. However, as noted in the quoted text above, you state that such bonus was based on performance in fiscal 2009. Please clarify, including clarification on whether you intended to state that such bonus was not based on a named executive officer’s performance against a pre-established performance measure that was previously communicated to such named executive officer. For further guidance, please consider Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations.

Company Response:

To address these additional comments, we have revised our response (that was originally contained in our August 19, 2011 response letter to the Staff) to comment #6 in the Staff’s original letter dated August 1, 2011 as follows:

Part 1

The “amount…charged to expense in the applicable fiscal year” refers to the amount of expense recognized in selling, general and administrative expenses in the Company’s consolidated statements of operations in accordance with accounting principles generally accepted in the United States of America related to the cash value of the cash bonuses that are awarded simultaneously with the grants of restricted stock awards. Each recipient of a cash bonus award receives the right to an amount of cash consideration that is fixed on the award date and vests ratably over a three-year service period. We recognize the associated expense on a straight-line basis over the three-year period in which the services are performed. The amount reflected includes the expense related to the cash bonus earned for both the 2010 and 2009 cash bonus awards based on continued service provided by the named executive officer during the current fiscal year. For example, the fiscal 2010 amount of $1,354,000 presented in the “Bonus” column for Mr. DeMatteo is comprised of $600,000 (or one-third of the $1,800,000 total cash bonus award listed on page 20) related to his 2010 grant and $754,000 (or one-third of the $2,262,000 total cash bonus award) related to his 2009 grant.

Part 2

We based our disclosure on this measure instead of disclosing the full, pre-tax amount of the award, because the expense recognized reflects the amount that is earned by the recipient during the fiscal year. The cash bonus award is granted after considering the individual executive’s performance in the prior fiscal year, but is earned by the executive as it vests over a three-year vesting period and therefore provides retention value to the Company. The award is paid annually over a three-year vesting period to incentivize the named executive officer to stay during the vesting period. The named executive officer must stay through the award vesting dates to earn the bonus. The full, pretax amount of the 2010 grant of cash awards is disclosed under the discussion of “2010 Grants” on page 20. In considering the individual executive’s past performance, the Compensation Committee considers overall performance and not specific performance against pre-established performance measures.

Part 3

We disclose this amount in the “Bonus” column of the Summary Compensation Table and in the “All Other Compensation” column of the Director Compensation Table because it is a discretionary cash award that is not based on specific performance against pre-established performance measures, is not awarded either under an equity incentive plan or a non-equity incentive plan (both as defined in Item 402(a)(6) of Regulation S-K) and is not a tax gross-up.

Part 4

As discussed on page 21 under “2011 Grants,” “in order to grant each recipient a long-term award with an overall value similar to the grant in February 2010, the Board approved cash bonuses…to offset the decline in value of the restricted share grant.” The cash bonus award was necessary in order “to preserve the pool of shares available for grant under the 2001 Incentive Plan.” The primary purpose of these cash awards is to supplement the awards of restricted shares to bring the overall value of long-term incentive compensation and total compensation in line with our peer group and with past grants discussed on page 15. Although the cash bonus does provide cash consideration that can be used “to satisfy any applicable withholding taxes due to the Company from the recipient with respect to the related restricted share vesting and eliminate the need for recipients to sell shares upon vest to cover withholding taxes,” the value of each cash grant was not determined in consideration of the recipient’s cash needs to pay withholding taxes upon vest. The Company does not view the cash bonus as a tax gross-up because the total value of the long-term award remained the same when the Company began granting cash bonuses. There is no additional cost to the Company and no additional taxable income to the employee, whereas additional cost and additional income would be incurred if the cash bonus was a tax gross-up.

3.	We note your response to comment six in our letter dated August 1, 2011 and the discussion in Part 4 of such response that you did not determine the value of each cash grant in consideration of the recipient’s cash needs to pay withholding taxes upon vesting. Please revise the discussion in the third paragraph on page 20 to provide the disclosure included in such response.

Company Response:

In future filings, we will revise the disclosure under “Cash Bonus Related to Vesting of Restricted Share Grants” with language similar to the following:

“Beginning in February 2009, the Compensation Committee began recommending to the Board and the Board began approving grants of restricted shares to executive officers coupled with grants of cash bonus awards. The primary reason for the grants of cash bonus awards was to preserve the pool of shares available for grant under the 2001 Incentive Plan. In determining the amount of cash bonus awards to be granted, the primary goal was to offset the decline in value of the restricted share grants and bring the overall value of long-term incentive compensation and total compensation in line with our peer group and with past grants. The value of each cash grant is not determined in consideration of the recipient’s cash needs to pay withholding taxes upon vest of the restricted shares. The net amount of such bonus, after deduction of applicable withholding taxes relating to the cash bonus and the related restricted share vesting, if any, is to be paid by the Company to the recipient in cash within one month following the date such restricted shares vest. The cash bonus award is payable only if and to the extent the related restricted share awards vest. In February 2009 and February 2010, the cash bonus awards per share were $26.00 and $20.00 per share, respectively, and were derived from the approximate average of the high and low price of the Company’s common stock the day before the grant.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact us at 817-424-2000.

Very truly yours,

/s/ Robert A Lloyd
Robert A. Lloyd
Executive Vice President and Chief Financial Officer
GameStop Corp.
(Principal Financial Officer)

/s/ Troy W. Crawford
Troy W. Crawford
Senior Vice President and Chief Accounting Officer
GameStop Corp.
(Principal Accounting Officer)

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